Exhibit 99.1





Third Quarter 2008 Webcast

October 23, 2008

Alcon®

Safe Harbor Statement

This presentation, made on October 23, 2008, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 18, 2008.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817)551-8805.

Alcon®

Business Overview

Cary Rayment

Chairman, President & CEO

Alcon®

Third Quarter Sales Highlights


3rd Qtr
(dollars in millions)
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
+14.1%
Constant Currency* +10.3%
$1,335.7
$1,524.6
Q3 2007
Q3 2008


September 2008 YTD
(dollars in millions)
$5,200
$5,000
$4,800
$4,600
$4,400
$4,200
$4,000
$3,800
+16.1%
Constant Currency* +10.3%
$4,129.9
$4,796.2
Sept YTD 2007
Sept YTD 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Q3 2008 Geographic Sales and Growth


Q3 2008 Sales by Geography
$298.9
Reported: +27.8%
Constant Currency*: +19.8%
Emerging Markets 19.6%
$681.3
Reported: +4.1%
U.S. 44.7%
Developed International 35.7%
$544.4
Reported: +21.7%
Constant Currency*: +14.3%
(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Pharmaceutical Sales

Q3 2008 Sales by Product Line



Consumer
$223.7
14.7%
Pharma
$609.6
40.0%
Surgical
$691.3
45.3%

(dollars in millions)

3rd Qtr

(dollars in millions)



$700
$650
$600
$550
$500
$450
+11.4%
Constant Currency* +7.8%
$547.3
$609.6
Q3 2007
Q3 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Gaining Market Share in Pharmaceuticals

RX Growth	Global June YTD		US August YTD		US August 2008
	Brand	Market	Brand	Market	Market
TRAVATAN® Family	16.3%	8.3%	12.4%	-1.2%	-6.7%
Azopt®	7.7%	6.1%	16.6%	4.3%	-5.1%
Vigamox® *	20.6%	7.7%	-2.5%	-4.6%	-11.1%
TobraDex®	6.8%	7.4%	-8.3%	-4.7%	-10.9%
NEVANAC®	62.2%	3.4%	21.6%	9.6%	2.5%
Patanol® + Pataday™	23.1%	2.3%	-3.1%	-8.9%	-12.1%
CIPRODEX® *	7.4%	0.3%	11.1%	1.8%	-12.1%

* Moxifloxacin, the active ingredient in **Vigamox®**, is licensed to Alcon by Bayer HealthCare AG.
CIPRODEX® is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

Source: Global-IMS US-WK Health

Alcon®

Alcon Glaucoma Strength

Alcon Global Prostaglandin Market Share

TRAVATAN® Family revenues up 20.2% for Q3 2008


20%
16%
12%
8%
4%
0%
14.6%
18.4%
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
TRAVATAN ®
TRAVATAN Z®
DUOTRAV™

Source: IMS

U.S. Rx Share of TRAVATAN Z® as a Percentage of the Total TRAVATAN® Franchise

TRAVATAN® Franchise is up 6.3 share points since TRAVATAN Z® launch


100%
50%
0%
TRAVATAN®
TRAVATAN Z®
55%
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
U.S. Launch of TRAVATAN Z®

Source: WK Health

Strong Share Gains from Azopt®

Global TCAI Market Share Development



Azopt® revenues up 19.9% for Q3 2008
60%
55%
50%
45%
40%
Azopt®
Trusopt*
55.9%
49.5%
48.8%
41.7%
14.2 Share Point Spread
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08

Source: IMS

* Trusopt is a registered trademark of Merck.

Surgical Sales

Q3 2008 Sales by Product Line



Consumer
$223.7
14.7%
Pharma
$609.6
40.0%
Surgical
$691.3
45.3%

(dollars in millions)

3rd Qtr

(dollars in millions)



$800
$750
$700
$650
$600
$550
$500
+18.0%
Constant Currency* +13.7%
$585.9
$691.3
Q3 2007
Q3 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Alcon Monofocal IOLs are Growing Share


U.S. Monofocal IOL Market Shares
70%
60%
50%
40%
30%
20%
10%
0%
58.8%
60.3%
61.6%
64.3%
FY 2005
FY 2006
FY 2007
Q2 YTD 2008
ACL
B&L
AMO

Source: Market Scope

Advanced Technology IOL Sales Trend


$60
$50
$40
$30
$20
$10
$-
(dollars in millions)
$50.0
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
ReSTOR® Launch
ReSTOR® CMS Decision
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch

Source: Company Analysis

Alcon®

Cataract Procedure and Viscoelastic Share Growth

U.S. Phaco Machine Share


80%
70%
60%
50%
40%
30%
20%
10%
0%
59.6%
65.6%
FY 2005
FY 2006
FY 2007
YTD Q2 2008
ACL
AMO
B&L

Source: Market Scope

U.S. Viscoelastics Share


80%
70%
60%
50%
40%
30%
20%
10%
0%
58.9%
65.3%
FY 2005
FY 2006
FY 2007
YTD Q2 2008
ACL
AMO
B&L

Source: Market Scope

Consumer Sales

Q3 2008 Sales by Product Line


Consumer
$223.7
14.7%
Pharma
$609.6
40.0%
Surgical
$691.3
45.3%

(dollars in millions)

3rd Qtr

(dollars in millions)


$300
$250
$200
$150
+10.5%
Constant Currency* +7.0%
$202.5
$223.7
Q3 2007
Q3 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Alcon®

Contact Lens Care Market Share Success

U.S. Contact Lens Care Market Share (including Private Label)



45
40
35
30
25
20
15
10
5
0
(shares by percentage)
38.7%
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Alcon
B&L
AMO
CIBA
Private Label

Source: Nielsen

Impact of Systane® on Dry Eye Revenue


Global Dollar Sales by Quarter of Dry Eye Products
Alcon #2 in Dry Eye in the U.S. with a 24.3 market share
$73.2
$80
$70
$60
$50
$40
$30
$20
$10
$0
(dollars in millions)
1Q2003
1Q2004
1Q2005
1Q2006
1Q2007
1Q2008
Tears Naturale®
Other
Systane®

Source: Company Figures

Alcon®

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Alcon®

Q3 Gross Profit



3rd Qtr
(dollars in millions)
+16.3%
$1,300
$1,200
$1,100
$1,000
$900
$1,011.1
$1,176.2
Q3 2007
Q3 2008



September 2008 YTD
(dollars in millions)
+17.1%
$4,000
$3,800
$3,600
$3,400
$3,200
$3,000
$2,800
$3,103.0
$3,635.0
Sept YTD 2007
Sept YTD 2008

	Q3 2007	Q3 2008	Sept YTD 2007	Sept YTD 2008
% of Sales	75.7%	77.1%	75.1%	75.8%

Alcon®

Q3 Operating Profit



3rd Qtr
(dollars in millions)
$550
$450
$350
+6.1%
$466.1
$494.3
Q3 2007
Q3 2008



September 2008 YTD
(dollars in millions)
$1,800
$1,600
$1,400
$1,200
+16.7%
$1,405.7
$1,640.0
Sept YTD 2007
Sept YTD 2008

% of Sales	Q3 2007	Q3 2008	Sept YTD 2007	Sept YTD 2008
% of Sales	34.9%	32.4%	34.0%	34.2%

Alcon®

Q3 Net Earnings

3rd Qtr



(dollars in millions)
$700
$600
$500
$400
$300
+51.0%
$627.1
$415.3
Q3 2007
Q3 2008

	Q3 2007	Q3 2008
% of Sales	31.1%	41.1%

September 2008 YTD



(dollars in millions)
$1,800
$1,600
$1,400
$1,200
$1,000
+34.1%
$1,622.9
$1,209.9
Sept YTD 2007
Sept YTD 2008

	Sept YTD 2007	Sept YTD 2008
% of Sales	29.3%	33.8%

Alcon Investment Portfolio Allocation

Investment Allocation at Q3 2008

$3.12 Billion Portfolio


REITs 0.9%
Fixed Income
5.6%
Hedge Funds
4.8%
Bank Loans
4.6%
Equities
0.9%
Cash
83.2%

Alcon Historical Investment Performance

(dollars in millions)	FY 2004	FY 2005	FY 2006	FY 2007	Q1 2008	Q2 2008	Q3 2008	YTD 2008
Interest Income	$23.3	$48.7	$74.1	$69.3	$25.7	$20.5	$19.8	$66.0
Investment/ Other	($ 0.3)	$ 4.4	$21.2	$15.4	($11.7)	$ 0.5	($43.2)	($54.4)
Net Investment Income	$23.0	$53.1	$95.3	$84.7	$14.0	$21.0	($23.4)	$11.6
Portfolio Yield (P&L)	1.9%	3.3%	4.9%	3.6%	0.5%	0.7%	(0.8%)	0.4%

Alcon®

Q3 Income Taxes

- $239.5 million Summit Autonomous tax benefit resulted in total tax benefit of $177.6 million
- Taxes on operations totaled $61.9 million
- Shared Service Center tax benefit reduced the overall tax rate
- YTD Q3 2008 tax rate was 13.7% excluding the Summit Autonomous tax benefit vs. 16.5% in the same period in 2007
- R&D tax credit passed in October, so Q4 effective tax rate will likely be in the 11-12% range

Alcon®

Q3 Diluted EPS



3rd Qtr
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
+50.0%
$1.38
$2.07
Q3 2007
Q3 2008



September 2008 YTD
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
+34.5%
$4.00
$5.38
Sept YTD 2007
Sept YTD 2008

Alcon®

2008 Full Year Financial Guidance Revision

- **Sales range of $6,260 to $6,290 million**
- **Diluted earnings per share range of $6.67 to $6.75**
- **The guidance includes:**
  - **Summit Autonomous tax benefits**
  - **Benefits from the R&D tax credit**
  - **Tax savings and costs to establish Shared Service Centers**
  - **Integration of refractive operations**

Alcon®





Alcon®

Non-GAAP Constant Currency Reconciliation

(dollars in millions)	Q3 GAAP Growth Rate	Exchange Rate Changes	Q3 Constant Currency Growth Rate
Global Sales	14.1%	(3.8)	10.3%
Pharmaceutical	11.4%	(3.6)	7.8%
Surgical	18.0	(4.3)	13.7
Consumer	10.5	(3.5)	7.0
United States	4.1%	--	4.1%
Developed International	21.7	(7.4)	14.3
Emerging Markets	27.8	(8.0)	19.8

(dollars in millions)	YTD GAAP Growth Rate	Exchange Rate Changes	YTD Constant Currency Growth Rate
Global Sales	16.1%	(5.8)	10.3%

Note: Constant Currency Growth Rate calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Alcon®